Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
Dated October 28, 2020

Relating to Preliminary Prospectus Supplement Dated October 27, 2020

Registration Statement No. 333-231920

$150,000,000

Common stock

Pre-funded warrants to purchase common stock

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus supplement dated October 27, 2020, or the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Scholar Rock Holding Corporation. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise of outstanding options or warrants, no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Certain of our existing stockholders (or their affiliates) have indicated an interest in purchasing a portion of the securities in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no securities to any of these stockholders and any of these stockholders could determine to purchase more, fewer or no securities in this offering. The underwriters will receive the same underwriting discount on any securities purchased by these stockholders as they will on any other securities sold to the public in this offering.

Issuer:	Scholar Rock Holding Corporation

Common stock offered by us:	shares.

Pre-funded warrants offered by us:

We are also offering, in lieu of common stock to certain investors, pre-funded warrants to purchase         shares of our common stock. The purchase price of each pre-funded warrant equals the price per share at which the shares of our common stock are being sold to the public in this offering, minus $0.0001, which is the exercise price per share of each pre-funded warrant. Each pre-funded warrant will be exercisable at any time after the date of issuance of such pre-funded warrant, subject to an ownership limitation. See “Description of pre-funded warrants.” This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of our common stock issuable upon exercise of the pre-funded warrants.

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to issuance of common stock upon the exercise of the pre-funded warrants during the 90 day period (or 75 days, as it relates to certain affiliated securityholders) after the date of the final prospectus supplement to be filed in connection with this offering.

Underwriters’ option to purchase additional shares:	We have granted the underwriters an option, for a period of 30 days, to purchase up to an additional shares of our common stock. The number of shares subject to the underwriters’ option equals 15% of the total number of shares of common stock we are offering plus the shares of common stock underlying the pre-funded warrants.

Listing	Shares of our common stock are listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “SRRK.” We do not intend to list the pre-funded warrants on Nasdaq, any other nationally recognized securities exchange or any other nationally recognized trading system.

Risk factors

There is no public market for the pre-funded warrants being offered in this offering.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the pre-funded warrants will be limited.

We may not receive any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we may not receive any additional funds upon the exercise of the pre-funded warrants.

Holders of any pre-funded warrants purchased in this offering will have no rights as holders of our common stock with respect to the shares of common stock underlying such pre-funded warrants until such holders exercise their pre-funded warrants and acquire our common stock.

Until holders of pre-funded warrants acquire shares of our common stock upon exercise of the pre-funded warrants, holders of pre-funded warrants will have no rights with respect to the shares of our common stock underlying such pre-funded warrants including with respect to dividends and voting rights. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a holder of our common stock with respect to the shares of common stock underlying such pre-funded warrants only as to matters for which the record date occurs after the exercise date.

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.

A holder of a pre-funded warrant will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Such percentage may be increased by the holder of the pre-funded warrant to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

You will experience immediate and substantial dilution.

The offering price per share or per warrant in this offering will be substantially higher than the net tangible book value per share of our common stock outstanding prior to this offering. Based on the public offering price of $      per share, and a net tangible book value of $82.2 million, or $2.75 per share of common stock, as of June 30, 2020, if you purchase securities in this offering, you will suffer immediate and substantial dilution of $      per share in the net tangible book value of the securities you purchase representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the public offering price per share of common stock, assuming no exercise of the pre-funded warrants and excluding any resulting accounting associated with the pre-funded warrants. The exercise of outstanding stock options and warrants will result in further dilution of your investment. Furthermore, if the pre-funded warrants are exercised, you will incur further dilution. See the section titled “Dilution” in the Preliminary Prospectus Supplement for a more detailed illustration of the dilution you would incur if you participate in this offering.

Use of proceeds

Based on the public offering price of $      per share of common stock, we estimate that the net proceeds to us from the sale of the shares of common stock and pre-funded warrants in this offering that we are offering will be approximately $      million, or approximately $      million if the option to purchase additional shares is exercised in full by the underwriters, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will receive nominal proceeds, if any, upon exercise of the pre-funded warrants.

We expect to use the net proceeds received from this offering to advance SRK-015 in SMA, including costs associated with preparing for and executing clinical trials (including a Phase 3 clinical trial), SRK-181 in cancer immunotherapy, development of our preclinical and discovery programs, as well as for working capital and other general corporate purposes.

We may also use a portion of the net proceeds to in-license, acquire or invest in new businesses, technologies or assets. Although we have no current agreements, commitments or understandings with respect to any such in-license or acquisition, we evaluate such opportunities and engage in related discussions with third parties from time to time. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing of regulatory submissions and the feedback from regulatory authorities, the timing and success of our clinical trials, preclinical studies, or studies or trials we may commence in the future, as well as any collaborations that we may enter into with third parties for our product candidates, and any unforeseen cash needs. As a result, our management will have broad discretion over the use of the net proceeds from this offering.

Pending the application of the net proceeds as described above or otherwise, we plan to invest the proceeds in direct obligations of the U.S. government and its agencies or other securities, including money market funds registered according to SEC Rule 2a-7 of the Investment Company Act of 1940, as amended.

Description of pre-funded warrants

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered by us. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to each individual purchaser of a pre-funded warrant. The form of pre-funded warrant will be filed as an exhibit to a Current Report on Form 8-K that we will file with the Securities and Exchange Commission, or the SEC.

Term

The pre-funded warrants do not expire.

Exercisability

The pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of our common stock purchased upon such exercise. As an alternative to payment of the exercise price in immediately available funds, the holder may elect to exercise the pre-funded warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrants. No fractional shares of our common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the last closing trading price of our common stock on the exercise date.

Exercise limitations

Under the pre-funded warrants, we may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of our securities beneficially owned by the holder (together with its affiliates) to exceed 9.99% of the combined voting power of all of our securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 19.99% upon at least 61 days’ prior notice from the holder to us.

Exercise price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.0001 per share of our common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders. The exercise price will not be adjusted below the par value of our common stock.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent. The pre-funded warrants will be held in definitive form by the warrant agent. The ownership of the pre-funded warrants and any transfers of the pre-funded warrants will be registered in a warrant register maintained by the warrant agent. We will initially act as warrant agent.

Exchange listing

We do not plan to apply to list the pre-funded warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.

Fundamental transactions

In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any merger or consolidation with or into another person, the sale, transfer or other disposition of all or substantially all of our assets, the acquisition of, or any person or group becoming the beneficial owner of, more than 50% of the voting power represented by our outstanding common stock, or the reorganization, recapitalization or reclassification of our common stock upon consummation of such a fundamental transaction, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the pre-funded warrants.

No rights as a stockholder

Except by virtue of such holder's ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights or the rights to receive dividends, until the holder exercises the pre-funded warrant.

Material United States federal income tax considerations for non-U.S. holders

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of a pre-funded warrant should generally be taxed in the same manner as a holder of common stock. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of a pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price (if applicable). Each holder of pre-funded warrants should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations).

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The underwriting discounts and commissions per pre-funded warrant will be equal to the underwriting discounts and commissions per share of common stock sold in the offering.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our common stock will be applicable to the shares underlying the pre-funded warrants upon issuance.

Scholar Rock Holding Corporation has filed a registration statement (including a preliminary prospectus supplement dated October 27, 2020 and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-547-6340 or by email at Prospectus_Department@Jefferies.com; or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, NC 27560, by telephone at (800) 221-1037 or by email at usa.prospectus@credit-suisse.com.